UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2

Under the Securities Exchange Act of 1934

(Amendment No.   3)*

MANCHESTER UNITED PLC

(Name of Issuer)

Class A ordinary shares, par value $0.0005 per share

(Title of Class Securities)

G5784H106

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G5784H106		Schedule 13G

1	Names of Reporting Persons Red Football LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizen or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 93,019,033

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 93,019,033

9	Aggregate Amount Beneficially Owned by Each Reporting Person 93,019,033

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable

11	Percent of Class Represented by Amount in Row 9 74.5%

12	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. G5784H106		Schedule 13G

1	Names of Reporting Persons Red Football Limited Partnership

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizen or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 93,019,033

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 93,019,033

9	Aggregate Amount Beneficially Owned by Each Reporting Person 93,019,033

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable

11	Percent of Class Represented by Amount in Row 9 74.5%

12	Type of Reporting Person PN

CUSIP No. G5784H106		Schedule 13G

1	Names of Reporting Persons Red Football General Partner Inc.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizen or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 93,019,033

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 93,019,033

9	Aggregate Amount Beneficially Owned by Each Reporting Person 93,019,033

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable

11	Percent of Class Represented by Amount in Row 9 74.5%

12	Type of Reporting Person CO

CUSIP No. G5784H106		Schedule 13G

Item 1.
	(a)	Name of Issuer: Manchester United plc (the “Issuer”)
	(b)	Address of Issuer’s Principal Executive Offices: Old Trafford, Manchester M16 0RA, United Kingdom

Item 2.
(a)

Name of Person Filing:
Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  This statement is filed on behalf of:

Red Football LLC

Red Football Limited Partnership

Red Football General Partner Inc.

	(b)	Address or Principal Business Office: The business address of each of the Reporting Persons is 270 Commerce Drive, Rochester, New York 14623.
(c)

Citizenship of each Reporting Person is:
Red Football LLC is organized in the state of Delaware.  Each of Red Football Limited Partnership and Red Football General Partner Inc. is organized in the state of Nevada.

	(d)	Title of Class of Securities: Class A ordinary shares, par value $0.0005 per share
	(e)	CUSIP Number: G5784H106

Item 3.	Only required if filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c).
Not applicable.

CUSIP No. G5784H106	Schedule 13G

Item 4.	Ownership

Ownership (a-c)

The ownership information presented below represents beneficial ownership of Class A ordinary shares of the Issuer as of December 31, 2015, based upon 124,892,289 Class A ordinary shares issued and outstanding consisting of (i) 39,892,289 Class A ordinary shares issued and outstanding on December 31, 2015, and (ii) 85,000,000 Class A ordinary shares issuable upon conversion on a one-for-one basis of 85,000,000 Class B ordinary shares held of record by Red Football LLC.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Red Football LLC	93,019,033	74.5%	0	93,019,033	0	93,019,033
Red Football Limited Partnership	93,019,033	74.5%	0	93,019,033	0	93,019,033
Red Football General Partner Inc.	93,019,033	74.5%	0	93,019,033	0	93,019,033

Red Football LLC is the record holder of 8,019,033 Class A ordinary shares and 85,000,000 Class B ordinary shares, which are convertible on a one-for-one basis into Class A ordinary shares at any time at the option of the holder.

Red Football LLC is a wholly-owned subsidiary of Red Football Limited Partnership.  The general partner of Red Football Limited Partnership is Red Football General Partner Inc. Trusts controlled by six lineal descendants of Mr. Malcolm Glazer each own an equal number of shares of Red Football General Partner Inc., as well as an equal percentage of the limited partnership interests in Red Football Limited Partnership.  Accordingly, each of Red Football Limited Partnership and Red Football General Partner Inc. may be deemed to share beneficial ownership of the Class A ordinary shares and Class B ordinary shares owned of record by Red Football LLC.

Item 5.	Ownership of Five Percent or Less of a Class
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

CUSIP No. G5784H106	Schedule 13G

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

CUSIP No. G5784H106	Schedule 13G

Item 10.	Certification
Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	February 12, 2016

Red Football LLC

		By:	/s/ Joel M. Glazer
		Name:	Joel M. Glazer
		Title:	President

Red Football Limited Partnership

		By:	Red Football General Partner, Inc.,
its managing partner

		By:	/s/ Joel M. Glazer
		Name:	Joel M. Glazer
		Title:	President

Red Football General Partner Inc.

		By:	/s/ Joel M. Glazer
		Name:	Joel M. Glazer
		Title:	President

CUSIP No. G5784H106	Schedule 13G

LIST OF EXHIBITS

Exhibit No.	Description

99	Joint Filing Agreement (incorporated by reference to Exhibit 99 to the Schedule 13G filed by the Reporting Persons on February 14, 2014).